SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MACQUARIE INFRASTRUCTURE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.00% Convertible Senior Notes due 2023
(Title of Class of Securities)

55608BAB1
(CUSIP Number of Class of Securities)

Christopher Frost
Chief Executive Officer
125 West 55th Street
New York, New York 10019
(212) 231-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Michelle Rutta, Esq.
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020-1095
(212) 819-8200

Roxane F. Reardon, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$402,500,000	$43,912.75

*	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all $402,500,000 aggregate principal amount of the Company’s outstanding 2.00% Convertible Senior Notes due 2023 are purchased at the tender offer price of $1,000 per $1,000 principal amount of such notes.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $109.10 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by Macquarie Infrastructure Corporation, a Delaware corporation (“MIC” or the “Company”), and relates to the Company’s offer to purchase (the “Tender Offer”), upon the terms and subject to the conditions set forth in the attached Offer to Purchase, dated February 17, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), any and all of the outstanding $402,500,000 principal amount of its 2.00% Convertible Senior Notes due 2023 (the “Notes”), for cash in an amount equal to $1,000 per $1,000 principal amount of Notes purchased (exclusive of accrued and unpaid interest).

Copies of the Offer to Purchase and Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Tender Offer will expire at 11:59 p.m., New York City time, on March 16, 2021, or any other date and time to which the Company extends such Tender Offer (such date and time, as it may be extended, the “Expiration Date”), unless earlier terminated.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated by reference herein in response to Items 1 through 13 of the Schedule TO, including as more specifically set forth below.

Item 1. Summary Term Sheet.

The information in the Offer to Purchase under the heading “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)            Name and Address. The name of the issuer is Macquarie Infrastructure Corporation. The address of the Company’s principal executive offices is 125 West 55th Street, New York, New York 10019. The Company’s telephone number is (212) 231-1000.

(b)           Securities. The securities that are the subject of the Tender Offer are the Company’s 2.00% Convertible Senior Notes due 2023. As of February 16, 2021, there was $402,500,000 aggregate principal amount of the Notes outstanding.

(c)            Trading Market and Price. The information in the Offer to Purchase under the heading “Market Price Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)            Name and Address. MIC is the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Purchase under the heading “The Company” is incorporated herein by reference. The names of the directors and executive officers of the Company are set forth in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” and such information is herein incorporated by reference.

Item 4. Terms of the Transaction.

(a)            Material Terms. The information set forth in the Offer to Purchase under the headings “Summary,” “The Terms of the Tender Offer,” “Certain Considerations,” “Source of Funds” and “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(b)           Purchases. Information regarding purchases from officers, directors and affiliates of the Company set forth in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

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Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)            Agreements Involving the Subject Company’s Securities. The Company is a party to the following agreement, arrangement or understanding that involves the Notes:

•	Indenture, dated as of July 15, 2014, between Macquarie Infrastructure Company LLC, as predecessor to the Company, and Wells Fargo Bank, National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on July 18, 2014, and incorporated herein by reference).

•	Second Supplemental Indenture, dated as of May 21, 2015, by and between Macquarie Infrastructure Corporation and Wells Fargo, National Association, as Trustee (filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed on May 21, 2015, and incorporated herein by reference).

•	Third Supplemental Indenture, dated as of October 13, 2016, between the Company and Wells Fargo Bank, National Association, as Trustee, creating the 2.00% Convertible Senior Notes due 2023 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on October 14, 2016, and incorporated herein by reference).

The information set forth in the documents referred to under the heading “Documents Incorporated by Reference” in the Offer to Purchase is incorporated herein by reference.

The information in the Offer to Purchase under the headings “Certain Considerations—Treatment of Notes Not Tendered in the Tender Offer” and “The Dealer Manager and the Tender and Information Agent” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)             Purposes. The information in the Offer to Purchase under the heading “The Terms of the Tender Offer–Purpose of the Tender Offer” is incorporated herein by reference.

(b)            Use of Securities Acquired. The information in the Offer to Purchase under the heading “The Terms of the Tender Offer–Payment for Notes” is incorporated herein by reference.

(c)            Plans. The information in the Offer to Purchase including in “The Company,” “The Terms of the Tender Offer—Purpose of the Tender Offer,” “Certain Considerations—Treatment of Notes Not Tendered in the Tender Offer,” “Certain Considerations—Pursuit of Strategic Alternatives and Proposed Reorganization” and “Source of Funds” (and the documents incorporated by reference therein) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)            Source of Funds. The information in the Offer to Purchase under the heading “Source of Funds” is incorporated herein by reference.

(b)             Conditions. Not applicable.

(d)             Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)            Securities Ownership. The information in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

(b)            Securities Transactions. The information in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)            Solicitations or Recommendations. The information in the Offer to Purchase under the headings “Summary” and “The Dealer Manager and the Tender and Information Agent” is incorporated herein by reference.

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Item 10. Financial Statements.

(a)            Financial Information. Not applicable.

(b)            Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a)            Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(c)            Other Material Information. The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference. On February 17, 2021, the Company issued a press release with respect to its financial results for the quarter and year ended December 31, 2020. An excerpted portion of the press release is included herein as Exhibit (a)(5)(ii).

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated February 17, 2021.
(a)(1)(B)	Letter of Transmittal.
(a)(5)(i)	Press Release announcing the commencement of the Tender Offer, dated February 17, 2021.
(a)(5)(ii)	Excerpted portion of the Company’s earnings press release, dated February 17, 2021.
(d)(1)	Indenture, dated as of July 15, 2014, between Macquarie Infrastructure Company LLC, as predecessor to Macquarie Infrastructure Corporation, and Wells Fargo Bank, National Association, as Trustee (filed as Exhibit 4.1 to Macquarie Infrastructure Corporation’s Current Report on Form 8-K, filed on July 18, 2014 and incorporated by reference).
(d)(2)	Second Supplemental Indenture, dated as of May 21, 2015, by and between Macquarie Infrastructure Corporation and Wells Fargo, National Association, as Trustee (filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed on May 21, 2015 and incorporated by reference).
(d)(3)	Third Supplemental Indenture, dated as of October 13, 2016, between Macquarie Infrastructure Corporation and Wells Fargo Bank, National Association, as Trustee, creating the 2.00% Convertible Senior Notes due 2023 (filed as Exhibit 4.1 to Macquarie Infrastructure Corporation’s Current Report on Form 8-K, filed on October 14, 2016 and incorporated by reference).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2021	MACQUARIE INFRASTRUCTURE CORPORATION

	By:	/s/ Christopher Frost
	Name:	Christopher Frost
	Title:	Chief Executive Officer

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